Mail Stop 4561

November 15, 2006

Mr. Mark V. Hurd, President and
Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

   Re: Hewlett-Packard Company
       Form 10-K for Fiscal Year Ended October 31, 2005
       Filed December 21, 2005
       Form 8-K Filed November 17, 2005
       Form 8-K Filed February 15, 2006
       Form 8-K Filed May 16, 2006
       Form 8-K Filed June 6, 2006
       Form 8-K filed August 16, 2006
       File No. 001-04423

Dear Mr. Hurd:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Very truly yours,

      Kathleen Collins
      Accounting Branch Chief